SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                        INSpire Insurance Solutions, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    457732105
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                            Fort Worth, Texas  76102
                                  (817)390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,135,000 shares, which constitutes approximately 11.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 18,998,270 shares outstanding.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 28, 1999, as amended by Amendment No. 1 dated April 18, 2000 (the "Schedule 13D"), relating to the Common Stock (the "Stock"), of INSpire Insurance Solutions, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding at the end thereof the following:

          The Reporting Person has determined to seek the election of two candidates to the Issuer's Board of Directors at the Issuer's upcoming annual meeting of shareholders. The Reporting Person consequently filed preliminary proxy materials with the Securities and Exchange Commission earlier today and delivered to the Issuer a demand under Texas law to inspect the Issuer's list of shareholders. In addition, the Reporting Person intends to seek the resignation or dismissal of Mr. George Dunham as the Issuer's Chief Executive Officer.

          Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    May 1, 2000



                         BUENA VENTURE ASSOCIATES, L.P.

                         By:  Buena Holdings Associates, L.P.,
                              general partner

                              By:  Buena Holdings Genpar, Inc.,
                                   general partner


                                 By: /s/ John Pergande
                                     John Pergande, Vice-President

                                   EXHIBIT INDEX


EXHIBIT             DESCRIPTION

99.1    Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2    Letter to the Company, previously filed.